Exhibit 99.2

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

June 6, 2006

 Release 18-06

EUROZINC DRILL PROGRAM CONTINUES TO UPGRADE

AND ADD TO NEVES-CORVO RESOURCES

EuroZinc Mining Corporation is pleased to provide an update on its 2006 drilling program at the Neves-Corvo mine in southern Portugal.

Underground Drill Program

Four drill holes were completed on the Zambujal orebody as part of the overall program initiated in 2005 to upgrade the inferred resources to the indicated and measured category to allow for detailed mine planning. Production from this orebody is scheduled to start in 2007. The program has been successful in outlining a northeast striking zone of exceptionally high grade copper and zinc mineralization not previously identified in wide spaced surface drilling. The high grade zone is up to 400 metres long by 120 metres wide and up to 30 metres in thickness; the zone is open to the south and east. Highlights reported herein include 14.2 metres grading 7.7% copper and 26.0 metres grading 7.2% zinc in FZ402, and 16.3 metres grading 13.9% copper in FZ409.

Sixteen additional drill holes targeted the area between the Lombador and Corvo orebodies. These drill holes and previously reported holes (News Release 14-06) have delineated the massive sulphide horizon over a strike length of 280 metres, a down-dip distance of 200 metres and an average thickness of 15 metres. Highlights from this drilling include 10.4 metres grading 5.74% copper in FL363. Down dip of the current underground drilling, the massive sulphide horizon is increasing in thickness and has been intersected by widely spaced surface drill holes over an additional 400 metres and is open at depth.

Ten drill holes completed along the eastern down dip edge of the Neves orebody were successful in identifying a thin horizon of copper-rich massive sulphide and associated stockwork mineralization. The massive sulphide horizon was intersected over a down-dip distance of 200 metres on two sections spaced 35 metres apart and averages approximately 5 metres in thickness. Highlights from this drilling includes 11.3 metres grading 3.09% copper in FN285 and 16.0 metres grading 4.84% copper in FN349. The area between the eastern edge of Neves and the western edge of the Lombador orebody (‘bridge mineralization’) has seen only wide space surface drilling and is largely untested. This area measures over 500 metres along strike and approximately 500 metres down dip, and will require additional drilling to fully evaluate the potential between these two orebodies.

Selected drill results from the Neves, Lombador-Corvo bridge and Zambujal orebodies are highlighted in the table below.

Drill Hole	From	To	Interval	True Width	Ore Type	Cu	Pb	Zn
	Metres	Metres	Metres	Metres		%	%	%
Zambujal
FZ357	77.50	86.00	8.50	8.50	Massive Sulphide	4.84	0.14	1.94
FZ362	66.00	71.00	5.00	4.80	Massive Sulphide	6.21	0.17	3.85
FZ402	56.80	71.00	14.20	13.80	Massive Sulphide	7.74	0.39	0.07
FZ402	93.00	119.00	26.00	25.30	Massive Sulphide	0.34	1.46	7.18
FZ409	50.70	67.00	16.30	16.30	Massive Sulphide	13.92	0.39	0.29
Lombador-Corvo
FL342	215.00	229.00	14.00	14.00	Stockwork	2.45	0.06	0.11
FL348	82.85	89.10	6.25	6.00	Massive Sulphide	2.72	0.42	0.05
FL363	64.00	71.00	7.00	7.00	Stockwork	5.04	0.06	0.08
FL363	77.90	88.30	10.40	10.40	Massive Sulphide	5.74	0.14	0.04
Neves
FN285	122.90	134.15	11.25	11.00	Massive Sulphide	3.09	0.15	0.17
FN325	102.00	108.00	6.00	6.00	Stockwork	3.22	0.14	0.11
FN336	99.00	109.00	10.00	10.00	Stockwork	2.90	1.17	2.30
FN349	98.00	114.00	16.00	16.00	Stockwork	4.84	0.23	0.23

A plan map showing the location of these drill hole intersections is available on the company website at www.eurozinc.com.

The 2006 underground drill program (19,000 metres) is focused on upgrading inferred resources at the Neves, Graça, Corvo-Lombador bridge and Zambujal orebodies to the indicated and measured categories, as well as adding to the overall resource base by drilling prospective areas that are not currently included in the resource. The drill program is approximately 40% complete as of the end of May.

Surface Drill Program

The Neves-Corvo mine site surface drill program (20,000 metres) has two drill rigs completing step out and infill drilling at Corvo SE and Lombador South, areas of high grade zinc mineralization. A third drill rig is testing regional gravity targets on the Malhadinha exploration concession. The company is currently in discussions with a drill contractor to have two additional rigs on the property by August. Drill results from the regional program will be released periodically as they become available.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Garnet Dawson	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Vice President Exploration	Executive Vice President Corporate Affairs	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person. Drill core samples are analysed at the company's fully accredited ISO 17025 mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony, bismuth, selenium and indium), electrogravimetry (copper above 10%), or atomic absorption (copper below 10%, zinc, silver, mercury). Samples greater than 2.00% copper are re-analysed by atomic absorption or electrogravimetry and greater than 2.50% zinc are re-analysed by atomic absorption.

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com